SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

American Vantage Companies

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

03037B106

(CUSIP Number)

Stanley E. Maron, 1250 Fourth Street, Suite 580, Santa Monica, CA 90401 (310) 570-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on the following pages)

Page 1 of 35 Pages

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D
CUSIP No. 03037B106		Page 2 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

YAYA, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		824,811 shares

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		824,811 shares

WITH
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%(1)

14		TYPE OF REPORTING PERSON*

OO

(1) Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 03037B106		Page 3 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

JEREMY MILKEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%(1)

14		TYPE OF REPORTING PERSON*

IN

(1) Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 03037B106		Page 4 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SETH GERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%(1)

14		TYPE OF REPORTING PERSON*

IN

(1) Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 03037B106		Page 5 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

WHITE ROCK PARTNERS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%(1)

14		TYPE OF REPORTING PERSON*

PN

(1) Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 03037B106		Page 6 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

KNOWLEDGE NET HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%(1)

14		TYPE OF REPORTING PERSON*

OO

(1) Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 03037B106		Page 7 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

KNOWLEDGE ENTERPRISES, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%(1)

14		TYPE OF REPORTING PERSON*

CO

(1) Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 03037B106		Page 8 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

KNOWLEDGE UNIVERSE, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%(1)

14		TYPE OF REPORTING PERSON*

CO

(1) Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 03037B106		Page 9 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

KNOWLEDGE UNIVERSE II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%(1)

14		TYPE OF REPORTING PERSON*

OO

(1) Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 03037B106		Page 10 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

KNOWLEDGE UNIVERSE, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%(1)

14		TYPE OF REPORTING PERSON*

OO

(1) Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03037B106	SCHEDULE 13D	Page 11 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

ET HOLDINGS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% (1)

14		TYPE OF REPORTING PERSON*

OO

(1)	Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03037B106	SCHEDULE 13D	Page 12 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

ET CONSOLIDATED, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% (1)

14		TYPE OF REPORTING PERSON*

OO

(1)	Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03037B106	SCHEDULE 13D	Page 13 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

HAMPSTEAD ASSOCIATES, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% (1)

14		TYPE OF REPORTING PERSON*

OO

(1)	Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03037B106	SCHEDULE 13D	Page 14 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

MOLLUSK HOLDINGS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% (1)

14		TYPE OF REPORTING PERSON*

OO

(1)	Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03037B106	SCHEDULE 13D	Page 15 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

CEPHALOPOD CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% (1)

14		TYPE OF REPORTING PERSON*

CO

(1)	Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03037B106	SCHEDULE 13D	Page 16 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

LAWRENCE INVESTMENTS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% (1)

14		TYPE OF REPORTING PERSON*

OO

(1)	Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03037B106	SCHEDULE 13D	Page 17 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

LAWRENCE J. ELLISON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% (1)

14		TYPE OF REPORTING PERSON*

IN

(1)	Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03037B106	SCHEDULE 13D	Page 18 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

RIDGEVIEW ASSOCIATES, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% (1)

14		TYPE OF REPORTING PERSON*

OO

(1)	Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03037B106	SCHEDULE 13D	Page 19 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

MICHAEL R. MILKEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% (1)

14		TYPE OF REPORTING PERSON*

IN

(1)	Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03037B106	SCHEDULE 13D	Page 20 of 35

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

LOWELL J. MILKEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		824,811 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

824,811 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,811 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% (1)

14		TYPE OF REPORTING PERSON*

IN

(1)	Based on 4,865,856 shares of Common Stock outstanding as of March 3, 2003, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on March 3, 2003, together with the 824,811 shares of newly-issued Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This statement relates to the beneficial ownership of 824,811 shares of common stock, par value $.01 per share (the “Common Stock”), of American Vantage Companies, a Nevada corporation (the “Issuer”). The principal executive offices of American Vantage Companies are located at 7674 West Lake Mead Blvd., Suite 108, Las Vegas, Nevada, 89128.

Item 2. Identity and Background.

     This statement is being filed on behalf of YaYa, LLC, a Delaware limited liability company (“YaYa”), Seth Gerson, an individual and U.S. citizen (“Gerson”), Jeremy Milken, an individual and U.S. citizen, White Rock Partners, a California general partnership (“White Rock”), Knowledge Net Holdings LLC, a Delaware limited liability company (“Knowledge Net”), Knowledge Enterprises, Inc., a Delaware corporation (“Knowledge Enterprises”), Knowledge Universe, Inc., a Delaware corporation (“KU Inc.”), Knowledge Universe II LLC (“Knowledge Universe II”), Knowledge Universe, L.L.C., a Delaware limited liability company (“Knowledge Universe”), ET Holdings, L.L.C., a Delaware limited company (“ET Holdings”), ET Consolidated, L.L.C., a Delaware limited liability company (“ET Consolidated”), Hampstead Associates, L.L.C., a Delaware limited liability company, (“Hampstead”), Mollusk Holdings, LLC, a California limited liability company (“Mollusk”), Cephalopod Corporation, a California corporation (“Cephalopod”), Lawrence Investments, LLC, a California limited liability company (“Lawrence”), Lawrence J. Ellison, an individual and U.S. citizen (“Ellison”), Ridgeview Associates, LLC, a California limited liability company (“Ridgeview”), Michael R. Milken, an individual and U.S. citizen and Lowell J. Milken, an individual and U.S. citizen (collectively, the “Reporting Persons”). Except as otherwise indicated, the address of the Reporting Persons is 1250 Fourth Street, Suite 580, Santa Monica, California 90401. The address of Seth Gerson is Davis Mendel & Regenstein, Inc., 2100 RiverEdge Parkway, Suite 750, Atlanta, GA 30328. The address of Mollusk is c/o Andrew L. Dudnick, 351 California Street, 15th Floor, San Francisco, CA 94104. The address of Cephalopod and Ellison is c/o Carolyn Balkenhol, Oracle Corporation, 500 Oracle Parkway, Redwood Shores, CA 94065. The address of Lawrence is c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.

     The principal business of YaYa is to acquire interests in, and/or operate, other companies and businesses, primarily, but not limited to, companies and businesses engaged in gaming. Gerson is a member and director of YaYa. The principal business occupation of Gerson is to act as Director of Sales for Ned Davis Research, c/o Davis Mendel & Regenstein, Inc. Jeremy Milken is a member and director of YaYa. The principal business occupation of Jeremy Milken is as an independent consultant. White Rock is a member of YaYa. The principal business of White Rock is to act as a member of YaYa and other affiliated companies. Knowledge Net is a member of YaYa. The principal business of Knowledge Net is to act as a holding company and to acquire interests in, and/or operate, other companies and businesses, primarily, but not limited to, companies and businesses engaged in education and related industries. Knowledge Enterprises is a member of Knowledge Net. The principal business of Knowledge Enterprises is to acquire interests in, and/or operate, other companies and businesses, primarily, but not limited to, companies and businesses engaged in education and related industries. KU Inc. is a shareholder of Knowledge Enterprises. The principal business of KU Inc. is to act as a holding company and to acquire interests in, and/or operate, other companies and businesses, primarily, but not limited to, companies and businesses engaged in education and related industries. KU II is a member of Knowledge Net. The principal business of KU II is to act as a holding company and to acquire interests in, and/or operate, other companies and businesses, primarily, but not limited to, companies and businesses engaged in education and related industries. Knowledge Universe is manager and sole owner of KU II. The principal business of Knowledge Universe is to acquire interests in, and/or operate, other companies and businesses, primarily, but not limited to, companies and businesses engaged in education and related industries.

     ET Holdings is the manager of Knowledge Universe. The principal business of ET Holdings is to act as the manager and as a member of Knowledge Universe. ET Consolidated is the manager of ET Holdings. The principal business of ET Consolidated is to act as the manager and a member of ET Holdings. Hampstead is the manager of ET Consolidated. The principal business of Hampstead is to act as the manager and as a member of ET Consolidated and other affiliated companies. Ridgeview is the manager of Hampstead. The principal business of Ridgeview is to act as the manager and as a member of Hampstead and other affiliated companies.

     Michael R. Milken and Lowell J. Milken are the managers of Ridgeview; each of whom is also a member of the Board of Directors of Knowledge Universe, ET Holdings, ET Consolidated and Hampstead. The principal business occupation of Michael R. Milken is to act as a director and officer of Knowledge Universe. The principal business occupation of Lowell J. Milken is to act as a director and officer of Knowledge Universe.

     The principal business of Mollusk is to act as a member of Hampstead and affiliated companies. Mollusk may also act as, or appoint, a co-manager of Hampstead. The principal executive offices and principal business of Mollusk are located c/o Andrew L. Dudnick, 351 California Street, 15th Floor, San Francisco, CA 94104. Cephalopod and Lawrence are the managers of Mollusk.

     The principal business of Cephalopod is to act as a member and manager of Mollusk and other entities. The principal executive office and principal business of Cephalopod are located c/o Carolyn Balkenhol, Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065. Lawrence J. Ellison (“Ellison”) owns 100% of the equity securities of Cephalopod. The principal business of Lawrence is to act as a member and manager of Mollusk and other entities. Ellison and Philip B. Simon are the managers of Lawrence. The principal executive office and principal business of Lawrence are c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 310, Walnut Creek, California 94596.

     The principal business occupation of Ellison is Chairman and Chief Executive Officer of Oracle Corporation. The principal executive office and principal business of Oracle Corporation are located at 500 Oracle Parkway, Redwood Shores, California 94065. Ellison is also a member of the Board of Directors of Knowledge Universe, ET Holdings, ET Consolidated and Hampstead. Michael R. Milken, Lowell J. Milken and Ellison may each be deemed to be controlling persons of Hampstead, ET Holdings, ET Consolidated and Knowledge Universe. Michael R. Milken and Lowell J. Milken may each be deemed to be a controlling person of Ridgeview; Ellison may be deemed to be a controlling person of Mollusk, Cephalopod and Lawrence.

     The name, citizenship, business address, present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers, if any, and directors, if any, of the Reporting Persons are set forth in Appendix I hereto, which is incorporated herein by reference.

     During the last five years none of the Reporting Persons nor any of the members, directors or executive officers of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, except as set forth below.

     On February 24, 1998, without admitting or denying liability, Michael R. Milken consented to the entry of a final judgment in the U.S. District Court for the Southern District of New York in Securities and Exchange Commission v. Michael Milken, et al., which judgment was entered on February 26, 1998, restraining and enjoining Michael R. Milken from associating with any broker, dealer, investment advisor, investment company, or municipal securities dealer and from violating Section 15(a) of the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

     YaYa acquired the 824,811 shares of Common Stock as consideration for the sale of YaYa’s assets to a subsidiary of the Issuer on April 16, 2003. The subsidiary of the Issuer, YaYa Media, Inc., also assumed an aggregate amount of $1,542,500 in debt from YaYa on the same date. The closing price of the Common Stock on April 16, 2003 was $1.41 per share.

Item 4. Purpose of Transaction.

     YaYa acquired the shares of Common Stock as consideration in part for the sale to YaYa Media, Inc., a subsidiary of the Issuer, of certain assets in which one or more of the Reporting Persons had an interest. In addition to the acquisition of the shares of Common Stock reported herein, pursuant to a certain Voting Agreement among YaYa, the Issuer and Ronald J. Tassinari, the Chief Executive Officer of the Issuer, dated as of April 16, 2003 and set forth as Exhibit 2, YaYa may designate one member of the Issuer’s board of directors (if the board of directors consists of between five and seven individuals), and two members of the board of directors if the board of directors consists of eight or more individuals.

     The Reporting Persons intend to review on a continuing basis their investment in the Common Stock in light of the factors discussed herein. The Reporting Persons may from time to time, subject to the continuing evaluation of the factors discussed herein, acquire additional shares in the open market or in privately negotiated transactions, or by tender offer, exchange offer or otherwise. The Reporting Persons may also explore a transaction with the Issuer involving the possible acquisition of additional securities from the Issuer which could result in the Reporting Persons controlling a significantly larger portion of the equity in the Issuer, including possibly a majority of the ownership of the Issuer. The Reporting Persons may request additional representation on the Board of Directors of the Issuer. The foregoing actions could result in the Reporting Persons participating in the management of, and the formulation, determination and direction of basic business decisions and policies of, the Issuer. Any such actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares, general market and economic conditions; on-going evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Issuer; and other future developments.

     Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of the Common Stock in the open market or in privately negotiated transactions. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     The Reporting Persons beneficially own an aggregate of 824,811 shares of Common Stock. YaYa has the power to vote and dispose of all such shares. According to the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended January 31, 2003, there were 4,865,856 shares of the Common Stock outstanding as of March 3, 2003. On the basis of the total shares outstanding as of March 3, 2003 plus the 824,811 newly-issued shares, the Reporting Persons’ shares constitute approximately 14.5% of the outstanding shares of the Common Stock.

     Gerson is a member and director of YaYa, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by YaYa. Jeremy Milken is a member and director of YaYa, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by YaYa. White Rock is a member of YaYa, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by YaYa. Knowledge Net is a member of YaYa, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by YaYa. Knowledge Enterprises is a member of Knowledge Net, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Knowledge Net. KU Inc. is a shareholder of Knowledge Enterprises, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Knowledge Enterprises. KU II is a member of Knowledge Net, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Knowledge Net. Knowledge Universe is the manager and sole owner of KU II, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by KU II. ET Holdings is the manager and a member of Knowledge Universe, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Knowledge Universe. ET Consolidated is the manager and a member of ET Holdings, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by ET Holdings. Hampstead is the manager and a member of ET Consolidated, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by ET Consolidated. Mollusk, as a member of Hampstead, and by virtue of its ability to act as, or appoint, a co-manager of Hampstead, may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of any shares of the Common Stock beneficially owned by Hampstead. Cephalopod and Lawrence are the managers and members of Mollusk, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Mollusk. Ridgeview is the manager and a member of Hampstead, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Hampstead. Michael R. Milken, Lowell J. Milken and Ellison may each be deemed to be a controlling person of Hampstead, ET Consolidated, ET Holdings and Knowledge Universe and, in such capacity, may each be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by those entities. Michael R. Milken and Lowell J. Milken may each be deemed to be a controlling person of Ridgeview and Ellison may be deemed to be a controlling person of Cephalopod and Lawrence and, in such capacities, they may each be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Ridgeview, in the case of Michael R. Milken and Lowell J. Milken, and Cephalopod and Lawrence, in the case of Ellison.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth above, none of the Reporting Persons, nor any of their members, executive officers or directors, has any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement dated as of April 25, 2003.

Exhibit 2 – Voting Agreement dated as of April 16, 2003

SIGNATURES

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2003	YAYA, LLC, a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron Its: Secretary

WHITE ROCK PARTNERS, a California general partnership

By: Mapleleaf Partners, a California general partnership
Its: General Partner

Mapleleaf Partners, a California general partnership

/s/ Stanley E. Maron

By: Stanley E. Maron Its: General Partner

KNOWLEDGE NET HOLDINGS LLC, a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron Its: Manager

KNOWLEDGE ENTERPRISES, INC., a Delaware corporation

/s/ Ralph Finerman
By: Ralph Finerman Its: Secretary

KNOWLEDGE UNIVERSE, INC., a Delaware corporation

/s/ Stanley E. Maron
By: Stanley E. Maron Its: Secretary

KNOWLEDGE UNIVERSE II LLC, a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron Its: Secretary

KNOWLEDGE UNIVERSE, L.L.C., a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron Its: Secretary
ET HOLDINGS, L.L.C., a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron Its: Assistant Secretary

ET CONSOLIDATED, L.L.C., a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron Its: Assistant Secretary

HAMPSTEAD ASSOCIATES, L.L.C., a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC, a California limited liability company Its: Manager

RIDGEVIEW ASSOCIATES, LLC, a California limited liability company

/s/ Michael R. Milken
By: Michael R. Milken Its: Manager

MOLLUSK HOLDINGS, L.L.C., a California limited liability company

By: CEPHALOPOD CORPORATION Its: Manager

CEPHALOPOD CORPORATION, a California Corporation

/s/ Philip B. Simon
By: Philip B. Simon Its: President

CEPHALOPOD CORPORATION, a California Corporation

/s/ Philip B. Simon
By: Philip B. Simon Its: President

LAWRENCE INVESTMENTS, LLC, a California limited liability company

/s/ Philip B. Simon By: Philip B. Simon Its: President

RIDGEVIEW ASSOCIATES, LLC, a California limited liability company

/s/ Michael R. Milken
By: Michael R. Milken Its: Manager

/s/ Michael R. Milken
Michael R. Milken, an individual

/s/ Lowell J. Milken
Lowell J. Milken, an individual

/s/ Lawrence J. Ellison
Lawrence J. Ellison, an individual by Philip B. Simon his attorney-in-fact

/s/ Jeremy Milken
Jeremy Milken, an individual

/s/ Seth Gerson
Seth Gerson, an individual

Appendix I

     The following are the names, principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the individual directors and executive officers, if any, of each of the Reporting Persons. Each person listed below and each individual Reporting Person is a United States citizen.

YaYa, LLC

Principal Business
Name and Business Address	Position	Occupation or Employment

Jeremy Milken 1250 Fourth Street, Suite 580 Santa Monica, CA 90401	Director	Independent Consultant

Seth Gerson Davis Mendel & Regenstein, Inc. 2100 RiverEdge Parkway, Suite 750 Atlanta, GA 30328	Director	Director of Sales, Ned Davis Research c/o Davis Mendel & Regenstein, Inc.

Thomas Kalinske 3351 El Camino Real, Suite 200 Atherton, CA 94027	Director	Chairman, Leap Frog Enterprises, Inc.; Executive employee, Knowledge Universe, Inc.

Stanley E. Maron 1250 Fourth Street, Suite 580 Santa Monica, CA 90401	Secretary	Shareholder, Maron & Sandler, a Professional Corporation

White Rock Partners

Principal Business Occupation
Name	Position	or Employment

Stanley E. Maron
(See above)	General Partner	See above

Knowledge Net Holdings LLC

Principal Business Occupation
Name	Position	or Employment

Thomas Kalinske (See above)	President	See above

Richard Sandler 1250 Fourth Street, Suite 580 Santa Monica, CA 90401 Stanley E. Maron (See above)	Vice President Secretary	Shareholder, Maron & Sandler, a Professional Corporation See above

Knowledge Enterprises, Inc.

Principal Business Occupation
Name	Position	or Employment

Michael R. Milken 1250 Fourth Street, Suite 580 Santa Monica, CA 90401	Director, Chief Executive Officer, Chairman	Director, Knowledge Universe, L.L.C.
Lowell J. Milken 1250 Fourth Street, Suite 580 Santa Monica, CA 90401	Director, Vice Chairman	Director, Knowledge Universe, L.L.C.
Steven B. Fink 1250 Fourth Street, Suite 580 Santa Monica, CA 90401	Director	Chief Executive Officer, Lawrence Investments, LLC
Ralph Finerman 1250 Fourth Street, Suite 580 Santa Monica, CA 90401	Director, Secretary	President, RFG Financial Group, Inc.
Philip B. Simon 101 Ygnacio Valley Road, Suite 310 Walnut Creek, CA 94596	Director	Partner, Howson & Simon CPA’s L.P.
Thomas Kalinske (See above)	President	See above
K. Rupert Murdoch	Director	Chairman and Chief Executive, News Corporation

Knowledge Universe, Inc.

Principal Business Occupation
Name	Position	or Employment

Michael R. Milken (See above)	Director	See above
Lowell J. Milken (See above)	Director	See above
Steven B. Fink (See above)	Director	See above
Lawrence J. Ellison Oracle Corporation 500 Oracle Parkway Redwood Shores, CA 94065	Director	Chief Executive Officer, Oracle Corporation

Knowledge Universe II LLC

Principal Business Occupation
Name and Business Address	Position	or Employment

Lawrence J. Ellison (See above) Lowell J. Milken (See above) Michael R. Milken (See above) Steven B. Fink (See above) Thomas Kalinske (See above)	Director Director Director Director President	See above See above See above See above See above

Knowledge Universe, L.L.C.

Principal Business
Name and Business Address	Position	Occupation or Employment

Lawrence J. Ellison (See above)	Director	See above
Michael R. Milken (See above)	Director	See above
Lowell J. Milken (See above)	Director	See above
Steven B. Fink (See above)	Vice Chairman	See above
Thomas Kalinske (See above)	President	See above
Stanley E. Maron (See above)	Secretary	See above

ET Holdings, L.L.C.

Principal Business Occupation
Name and Business Address	Position	or Employment

Lawrence J. Ellison (See above)	Director	See above
Michael R. Milken (See above)	Director	See above
Lowell J. Milken (See above)	Director	See above
Steven B. Fink (See above)	President	See above

ET Consolidated, L.L.C. and Hampstead Associates, L.L.C.

Principal Business Occupation
Name and Business Address	Position	or Employment

Lawrence J. Ellison (See above)	Director	See above
Michael R. Milken (See above)	Director	See above
Lowell J. Milken (See above)	Director	See above

ET Consolidated and Hampstead have no executive officers.

Ridgeview Associates, L.L.C., Mollusk Holdings, LLC and Lawrence Investments, LLC.

     Ridgeview, Mollusk and Lawrence have no directors or executive officers.

Cephalopod Corporation

Principal Business Occupation
Name and Business Address	Position	or Employment

Lawrence J. Ellison (See above)	Director, Chief Executive Officer, Chief Financial Officer, Secretary	See above
Philip B. Simon (See above)	President	See above

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated as of April 25, 2003
Exhibit 2	Voting Agreement dated as of April 16, 2003